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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               -------------


                            Steel Dynamics, Inc.
 --------------------------------------------------------------------------
                              (Name of Issuer)

            Common Stock                            858119100
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)

                               -------------





 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))
                            (Page 1 of 14 Pages)

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 CUSIP No.       858119100              13G           Page 2 of 14


      1       NAME OF REPORTING        General Electric Capital
              PERSON:                  Corporation

              S.S. OR I.R.S.                 13-1500700
              IDENTIFICATION NO. OF ABOVE
              PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
              GROUP:                                              (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  New York
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      5,750,029 (SEE FOOTNOTE 1 TO
     SHARES                                  ITEM 4)

  BENEFICIALLY    6  SHARED VOTING POWER:    - 0 -
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        5,750,029 (see footnote 2 to
    REPORTING        POWER:                  Item 4)

   PERSON WITH    8  SHARED DISPOSITIVE      - 0 -
                     POWER:

      9       AGGREGATE AMOUNT               5,750,029 (SEE FOOTNOTE 1 TO
              BENEFICIALLY OWNED BY          ITEM 4)
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [x]
              EXCLUDES CERTAIN SHARES:

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW     12.0
              (9):

      12      TYPE OF REPORTING        CO
              PERSON:
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 CUSIP No.       858119100              13G           Page 3 of 14


      1       NAME OF REPORTING        General Electric Capital Services,
              PERSON:                  Inc.

              S.S. OR I.R.S.                 06-1109503
              IDENTIFICATION NO. OF ABOVE
              PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
              GROUP:                                              (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  Delaware
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      DISCLAIMED (SEE 9 BELOW)
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    - 0 -
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        Disclaimed (see 9 below)
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      - 0 -
                     POWER:

      9       AGGREGATE AMOUNT               BENEFICIAL OWNERSHIP OF ALL
              BENEFICIALLY OWNED BY          SHARES IS DISCLAIMED BY
              REPORTING PERSON:              GENERAL ELECTRIC CAPITAL
                                             SERVICES, INC.

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [_]
              EXCLUDES CERTAIN SHARES:

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
              (9):                                          Not applicable
                                                            (see 9 above)
      12      TYPE OF REPORTING        CO
              PERSON:
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



 CUSIP No.       858119100              13G           Page 4 of 14


      1       NAME OF REPORTING        General Electric Company
              PERSON:

              S.S. OR I.R.S.                 14-0689340
              IDENTIFICATION NO. OF ABOVE
              PERSON:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
              GROUP:                                              (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  New York
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      DISCLAIMED (SEE 9 BELOW)
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    - 0 -
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        Disclaimed (see 9 below)
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      - 0 -
                     POWER:

      9       AGGREGATE AMOUNT               BENEFICIAL OWNERSHIP OF ALL
              BENEFICIALLY OWNED BY          SHARES IS DISCLAIMED BY
              REPORTING PERSON:              GENERAL ELECTRIC COMPANY

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)          [_]
              EXCLUDES CERTAIN SHARES:

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
              (9):                                          Not applicable
                                                             (see 9 above)
      12      TYPE OF REPORTING        CO
              PERSON:
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Item 1(a):    Name of Issuer:
              Steel Dynamics, Inc.

Item 1(b):    Address of Issuer's Principal Executive Offices:
              4500 County Road 59
              Butler, Indiana 46721

Item 2(a):    Name of Person Filing:
              General Electric Capital Corporation ("GECC"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GECS is a wholly-owned subsidiary of GE; GECC is a wholly-owned subsidiary of GECS.

Item 2(b):    Address of Principal Business Office:
              GECC:      260 Long Ridge Road
                         Stamford, CT 06927
              GECS:      260 Long Ridge Road
                         Stamford, CT 06927
              GE:        3135 Easton Turnpike
                         Fairfield, CT 06431

Item 2(c):    Citizenship:
              GECC:      Incorporated in New York
              GECS:      Incorporated in Delaware
              GE:        Incorporated in New York

Item 2(d):    Title of Class of Securities:  Common Stock

Item 2(e):    CUSIP Number:  858119100

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
              Not Applicable

Item 4: Ownership: (a) GECC beneficially owns 5,750,029 shares of the Common Stock.1 Except as disclosed in this

---------------------------

          (1) GECC is a party to a Stockholders Agreement, dated as of June 30, 1994 (as amended, the "Stockholders Agreement"), among the Issuer, GECC and various other stockholder groups identified therein as the "Bain Group," the "Whitney Group," "Heavy Metal" (Heavy Metal, L.C.), the "Keylock Group," "Low Cost" (Low Cost Limited Partnership), the "Management Group" (Messrs. Keith E. Busse, Mark D. Millett, Richard P. Teets, Jr. and Tracy L. Shellabarger and the Steel Ink Company), "Preussag" (Preussag Stahl AG), "Sumitomo" (Sumitomo Corporation and Sumitomo Corporation of America) and members of the "Subdebt Group." Pursuant to the Stockholders Agreement, the shares owned by the stockholder signatories (the "Stockholder Shares") to the Stockholders Agreement are subject to certain prior rights and obligations as between the parties. For a period of 10 years or until a "public float" has been realized (defined as the date upon which 25% of the outstanding Common Stock of the Issuer has been sold pursuant to effective registration statements under the Securities Act of 1933, as amended), each holder of Stockholder Shares (including GECC) has agreed to vote all of its Stockholder Shares to, inter alia, maintain the authorized number of directors on the Issuer's Board of Directors at an agreed level (currently 10 persons) and, further, to elect to the Board one representative designated by the holders of a majority of the Bain Shares, one representative designated by the holders of a majority of the GECC Shares, one representative designated by the holders of a majority of the Heavy Metal Shares, one representative designated by the holders of a majority of the Keylock Shares, one representative designated by the holders of a majority of the Keith Busse Shares, one representative designated by the holders of a majority of the Mark Millett Shares, one representative designated by the
                                                        (continued...)

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          Item 4(a), none of GECC, GECS and GE beneficially owns any securities of the Issuer or has a right to acquire any securities of the Issuer.

          (b) GECC beneficially owns 12.0% of the Common Stock.1
          Beneficial ownership of all shares of the Common Stock is disclaimed by each of GECS and GE.

          (c) (i) GECC has the sole power to vote or to direct the voting of 5,750,029 shares of the Common Stock (subject to the Stockholders Agreement described below in footnote 1).1 Except as disclosed in this Item 4(c)(i), none of GECC, GECS and GE has the sole power to vote or to direct the voting of any shares of the Common Stock.

               (ii) None of GECC, GECS and GE has shared power to vote or to direct the voting of any shares of the Common
                    Stock.1

              (iii) GECC has the sole power to dispose or to direct
                    the disposition of 5,750,029 shares of the Common Stock (subject to the Lock-Up Letter described below in footnote 2).2 Except as disclosed in this Item 4(c)(iii), none of GECC, GECS and GE has the sole power to dispose or direct the disposition of any shares of the Common Stock.

               (iv) None of GECC, GECS and GE has shared power to dispose or to direct the disposition of any shares of the Common Stock.2

Item 5: Ownership of Five Percent or Less of a Class: Not applicable

Item 6:        Ownership of More than Five Percent on Behalf of Another
               Person:  Not applicable


----------------------------------

          (1)  (...continued)
          the holders of a majority of the Richard Teets Shares, one representative designated by the holders of a majority of the Busse, Millett, and Teets Shares, one representative designated by the holders of a majority of the Whitney Shares, and one representative designated by the holders of a majority of the Preussag Shares. In addition, in the event that the Issuer's Board of Directors approves a sale of the Issuer, not otherwise prohibited, each holder of Stockholder Shares is required pursuant to the Stockholders Agreement to consent thereto. This undertaking, however, ceases to apply upon the earlier to occur of a sale of the Issuer or the realization of a "public float." As of December 31, 1996, the other stockholder parties to the Stockholders Agreement owned 30,727,000 shares of the Common Stock in addition to the 5,750,029 Stockholder Shares owned by GECC for a combined total of 36,477,029 shares of the Common Stock, or 76.3% of the shares of Common Stock outstanding as of December 31, 1996. For so long as the hereinabove described provisions of the Stockholders Agreement remain in effect, GECC may be deemed by virtue of the Stockholders Agreement to share voting power with the other stockholder parties to the Stockholders Agreement as to matters subject to the Stockholders Agreement and, hence, to beneficially own all of the Stockholder Shares. GECC disclaims beneficial ownership of all shares of Common Stock other than the 5,750,029 shares of Common Stock owned by GECC.

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Item 7:        Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8:        Identification and Classification of Members of the Group:
               Not applicable

Item 9:        Notice of Dissolution of Group:  Not applicable

Item 10:       Certification:  Not applicable


----------------------------------

          (2) GECC is a party to a "lock-up" letter agreement, dated November 7, 1996 (the "Lock-Up Letter"), with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), pursuant to which GECC agreed that GECC would not, for a period of 180 days following November 21, 1996, without the prior written consent of Morgan Stanley, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities were either owned by GECC on the date of the Lock-Up Letter or thereafter acquired prior to or in connection with the public offering of shares of the Common Stock underwritten by a group of underwriters including Morgan Stanley), or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. For so long as the Lock-Up Letter remains in effect, GECC may be deemed to share with Morgan Stanley power to dispose of the shares of Common Stock subject to the Lock-Up Letter.

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                              SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GENERAL ELECTRIC CAPITAL
                                         CORPORATION


                                       By:   /s/ WILLIAM D. STRITTMATTER
                                           -------------------------------
                                            Name:  William D. Strittmatter
                                            Title: Vice President and
                                               Senior Credit Officer

                                       Dated:  February 14, 1997

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                              SIGNATURE




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GENERAL ELECTRIC CAPITAL SERVICES,
                                       INC.



                                       By:  /s/ NANCY E. BARTON
                                           -------------------------------
                                            Name: Nancy E. Barton
                                            Title: Senior Vice President and
                                              General Counsel

                                       Dated:  February 14, 1997

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                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GENERAL ELECTRIC COMPANY


                                       By: /s/ NANCY E. BARTON
                                           -------------------------------
                                            Name:  Nancy E. Barton
                                            Title: Attorney-in-Fact


                                       Dated:  February 14, 1997

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                               EXHIBIT INDEX



Exhibit No.        Exhibit                                         Page No.
-----------        -------                                         --------
     1             Joint Filing Agreement                            12
     2             Power of Attorney of                              13
                   General Electric Company